If necessary, please contact Equity or your financial advisor to assist you in completing this Letter of Transmittal

LETTER OF TRANSMITTAL
for holders of shares of
CALEDONIA MINING CORPORATION –
and its predecessor companies

TO:	Caledonia Mining Corporation (the “Company”) and Equity Financial Trust Company (“Equity”)

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Shares of the Company (the “Shares”), or of one or more predecessor companies of the Company (referred to in the Company’s Information Circular dated December 20, 2012) described below, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of liens, charges and encumbrances, and has full power and authority to herewith deposit such Shares.

Certificate Number	Number of Shares	Registered in the Name of

 Please print or type particulars. If space is insufficient, attach a list in the above form.

The above-listed share certificate(s) is/are hereby submitted in order that the undersigned may receive as a result of the approval of the special resolution authorizing the Company to consolidate the issued and outstanding Shares in the capital of the Company on a 10 for 1 basis, submitted for approval at the Special Meeting of Shareholders of the Company to be held on January 24, 2013 or at any adjournment of postponement thereof, a new Common Share certificate(s) bearing the new CUSIP number assigned to the consolidated Common Shares.

Subject to the approval of the Consolidation, as more fully described in the Company’s Information Circular, and the approval by the Toronto Stock Exchange, and any other applicable regulatory approval, the undersigned authorizes and directs Equity to deliver a new Share certificate to the address indicated below or, if no instructions are given, to the address of the undersigned as the same appears on the Share register maintained on behalf of the Company.  The undersigned agrees to execute, upon request, any additional documents and other assurances as may be necessary or desirable to carry out the special resolution, and acknowledges that all authority herein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be. The undersigned further agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares submitted in connection with the special resolution shall be determined by the Company in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Company, Equity or any other person to give notice of any defect or irregularity in any such surrender of Shares and no liability will be incurred by any of them for failure to give any such notice.

In the event the Consolidation is not approved or does not occur, Equity shall return all certificates representing Shares to the shareholder at the Company’s expense.

Name (please print):	Date:
Address:
City:	Province/State:	Postal/Zip Code:
Telephone (Business Hours):	Fax Number:
Email:	SIN or Business Number:

Signature guaranteed by:
(see para. 1(e) of instructions on reverse side)

Signature of Guarantor	Signature of Shareholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Authorized Representative (if applicable)

Address of Guarantor (please print or type)	Telephone Number of Guarantor

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	You may only use this form if you are a registered holder of Shares.

(b)	You must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Equity at the office listed below.

(c)	The method of delivery to Equity is at your option and risk, but if mail is used, registered mail with return receipt requested is recommended.

(d)	Share certificate(s) registered in your name need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

(e)
Share certificate(s) not registered in your name must be endorsed by the registered holder of the certificate or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

(f)
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(g)	If share certificates are registered in different forms of the same name (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be completed for each different registration.

(h)	No matter how many certificates are submitted registered in the same name, only one new certificate will be issued.

2.	Lost Share Certificates

(a)
If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Equity together with a letter stating when and how the loss occurred. Equity will contact you to advise of the replacement requirements.

(b)	Submission of certificates for exchange will be at the risk of the shareholders submitting the certificates. It is therefore recommended that certificates not be submitted by general mail.

3.	Contact Information

This Letter of Transmittal should be delivered to the address below. Any questions regarding, or requests for additional copies of, this Letter of Transmittal, should be directed to Equity Financial Trust Company:

By Mail, Hand or Courier:	Attention: Corporate Actions Equity Financial Trust Company 200 University Avenue, Suite 400 Toronto, ON M5H 4H1
By Telephone:	(416) 361-0152